Exhibit 12.1

BRAND INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In thousands except ratio amounts)

	Predecessor	Brand intermediate Holdings, Inc.
	January 1, 2002 through October 16, 2002	October 17, 2002 through December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004

EARNINGS:
Pretax income (loss)	$9,753	$(2,961)	$(8,062)	$(9,226)
Fixed charges	22,890	7,369	33,740	34,731

Earnings	32,643	4,408	25,678	25,505

FIXED CHARGES:
Interest expense	15,525	7,105	32,718	33,673
Interest portion of rental expense	789	264	1,022	1,058
Accretion of preferred stock dividends of subsidiary	6,576	-	-	-

Total fixed charges	$22,890	$7,369	$33,740	$34,731

Ratio of earnings to fixed charges and preferred stock dividends (1)	1.4x	See footnote (1)	See footnote (1)	See footnote (1)

(1) For the purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends of subsidiary, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends of subsidiary. The deficiency of earnings to cover fixed charges for the period from October 17, 2002 through December 31, 2002, and for the years ended December 31, 2003 and 2004, was $2,961, $8,062 and $9,226, respectively.